FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    July 2009

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2009	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT INDEX

99.1	Press Release dated July 23, 2009

EXHIBIT 99.1

16360 PARK TEN PLACE, SUITE 217

HOUSTON, TX 77084

July 23, 2009	Trading Symbol: BZO-TSX.V

Brazauro Reports Results of Additional Drilling

Completed By Eldorado Gold Corporation at Tocantinzinho

Drilling intercepts include 303.17 meters grading 1.14 grams/tonne gold,

167.39 m grading 1.25 g/t gold and 123.13 m grading 1.54 g/t gold

Houston, TX – Brazauro Resources Corporation (“the Company”) is pleased to announce results of additional drilling carried out by Eldorado Gold Corporation at the Company’s 100%-owned Tocantinzinho Gold Project (TZ) in the Tapajos region of Para state, Brazil. The drilling consisted of 29 holes executed by Eldorado as part of its planned 20,000-meter drilling program at Tocantinzinho.

Since Eldorado began operating the project in September, 2008, 42 drill holes have been completed for a total of 12,629.17 meters. The total diamond drilling delineating the deposit today is 36,236 meters. The objectives of the current drilling program are to confirm previous drilling carried out by Brazauro, to fill in the drilling grid, to investigate the nature of the enclosing rocks and to provide larger samples for metallurgical testing.

Highlights from this round of drilling include the following strong drill results:

•	TOC-110	1.27 g/t gold over 121.42 meters from 106.58 meters depth
•	TOC-116	1.54 g/t gold over 123.13 meters from surface
•	TOC-119	1.25 g/t gold over 167.39 meters from 185.15 meters depth
•	TOC-134	1.14 g/t gold over 137.83 meters from 111.07 meters depth
•	TOC-135A	1.14 g/t gold over 303.17 meters from 86.00 meters depth

Of these 29 holes, twelve were drilled to fill in the high-grade zone in the middle of the mineralized area. These were hole numbers 109, 111, 113, 115, 116, 117, 118, 119, 133, 135A, 137 and 138. Hole 109 was aborted and hole 111 did not reach its objective. Hole 135A was drilled parallel to the strike of the mineralized zone, toward the northwest, with the objective to confirm continuity of the mineralization deeper than 300 meters below the surface. Most of the holes drilled in the high-grade zone did not have the usual long intercepts because they were located to drill from the inside toward the outside of the mineralized zone.

The following eleven holes were located in the northwest portion of the mineralized zone, which is generally lower grade: numbers 110, 112, 114, 122, 123, 125, 126, 128, 130, 131 and 134. Even though drilled in the generally lower grade area, holes 110, 114, 122, 130 and 134 show intercepts with average grade values similar to those within the high-grade zone.

The following six holes were located in the southeast portion of the mineralized zone which is also lower grade: numbers 121, 124, 127, 129, 132 and 136. As was seen in the northwest zone,

some holes, including numbers 121, 129 and 136, also show intercepts with grades similar to those within the high-grade zone.

Overall, the results of this set of holes confirm the earlier results obtained by Brazauro. The holes located inside the mineralized zone, drilled toward the outside, confirm the continuation of the mineralization up to the surface, as interpreted by Brazauro. Also, some deep holes confirm the continuation of the mineralization to a depth of more than 300 meters below the surface. Finally, some good intercepts in the lower-grade NW and SE zones maintain the grade behaviour of those zones, where high-grade intercepts mix with lower grade intercepts.

Mark Jones, chairman and CEO, said, “Brazauro is very pleased with the results of this round of in-fill drilling by Eldorado. Clearly, these holes confirm the earlier drilled Brazauro holes and concurrently, upgrades the resource to higher levels of definition.”

The following table summarizes the results of these 29 holes.

Hole	Length	Au grade	From (m)	To (m)	Final Depth (m)
TOC-109	No significant assays - Aborted hole				64.61
TOC-110	121.42 m	1.27 g/t	106.58	228.00	294.13
TOC-111	No significant assays - Did not get the objective				230.12
TOC-112	No significant assays				237.74
TOC-113	52.97 m 96.21 m	0.62 g/t 1.52 g/t	21.33 124.04	74.30 220.25	257.55
TOC-114	39.45 m 30.42 m 19.19 m 30.60 m	0.65 g/t 1.09 g/t 0.99 g/t 0.92 g/t	62.48 125.58 174.11 209.40	101.93 156.00 193.30 240.00	272.79
TOC-115	57.70 m	1.05 g/t	0.00	57.70	300.22
TOC-116	123.13 m	1.54 g/t	0.00	123.13	193.54
TOC-117	71.58 m	1.69 g/t	79.42	151.00	195.07
TOC-118	101.00 m	0.81 g/t	0.00	101.00	181.35
TOC-119	167.39 m	1.25 g/t	185.15	352.54	435.86
TOC-120	Assays not available				219.15
TOC-121	95.00 m	1.19 g/t	255.00	350.00	454.15
TOC-122	104.41 m	1.01 g/t	18.59	123.00	271.27
TOC-123	15.28 m	1.59 g/t	216.03	231.31	306.32
TOC-124	161.54 m	0.75 g/t	192.70	354.24	399.32
TOC-125	26.70 m	0.62 g/t	169.50	196.20	288.03
TOC-126	No significant assays				183.07
TOC-127	21.40 m 22.90 m	0.99 g/t 0.47 g/t	252.10 351.35	273.50 374.25	472.44
TOC-128	No significant assays				293.82
TOC-129	104.52 m	1.11 g/t	173.48	278.00	374.90
TOC-130	57.50 m	2.76 g/t	0.00	57.50	157.88
TOC-131	53.04 m	0.96 g/t	156.00	209.04	451.10
TOC-132	30.88 m	0.94 g/t	299.02	329.90	504.44
TOC-133	65.67 m	0.76 g/t	59.30	124.97	234.69
TOC-134	19.81 m 137.83 m	0.79 g/t 1.14 g/t	0.00 111.07	19.81 248.90	348.38
TOC-135A	22.86 m 14.80 m 303.17 m	1.18 g/t 1.07 g/t 1.14 g/t	1.52 53.40 86.00	24.38 68.20 389.17	478.53
TOC-136	77.43 m	1.00 g/t	36.57	114.00	237.74
TOC-137	55.07 m	1.09 g/t	46.37	101.44	141.21
TOC-138	115.72 m	0.91 g/t	73.28	189.00	215.79

Mineralized intervals are determined using a cut-off of 0.20 g/t Au. All intercepts are “down the hole” and do not represent true widths. All holes are inclined from 47° to 79° from horizontal.

In accordance with the Option/Joint Venture Agreement signed in July, 2008, Eldorado Gold Corporation is managing the Tocantinzinho Project.

Eldorado has the option to acquire a 60% interest in the Tocantinzinho Project for $40 million by committing to an expenditure of $9.5 million over a two-year period toward completing an NI 43-101-compliant feasibility study. Eldorado will have a second option to purchase an additional 10% of the Tocantinzinho Project for a further $30 million once a construction decision has been made following the completion of a feasibility study. Eldorado will have a third option to purchase an additional 5% of the Tocantinzinho Project for a further $20 million. If the feasibility study outlines between 2 and 2.5 million proven and probable ounces of gold, the price will be increased by $5 million and if it outlines more than 2.5 million proven and probable ounces of gold, the price will be increased by $10 million.

Sampling Procedures

The recovered NTW and BTW-size cores are split in half by a standard rock saw. One-half is sent to the laboratory in intervals not greater than 2 meters in length and cut depending on geologic parameters. The remaining half-core is stored on site. The samples were bagged in lots of fifty (50) and flown from the project site to Itaituba, where SGS-Geosol Ltda. has a sample prep facility. Samples are dried at 105°C, crushed to 2mm, homogenized, and then a 1.0 kg split is taken from approximately 3kg of material. The 1.0 kg split material is pulverized to minus 150 mesh and a 150g split is then taken from this portion for the fire assay. At Itaituba SGS-Geosol prep lab, one “blank” (pure pulverized quartz) is inserted every 40 samples and a sieve test for crushing (90%-2mm) and pulverizing (95%-150#) is performed every 20 samples. The pulps (150 grams) were then air freighted to the SGS-Geosol analytical laboratory in Belo Horizonte for Fire Assay/AA analysis on 50g split. This procedure is valid until hole TOC-123.

Starting on hole TOC-124, the recovered NTW and BTW-size cores are split in half by a standard rock saw. One-half is sent to the laboratory in intervals not greater than 2 meters in length and cut depending on geologic parameters. The remaining half-core is stored on site. The samples were bagged in lots of fifty (50) and flown from the project site to Belo Horizonte ALS-Chemex lab. Samples are dried at 105°C; crushed with at least 70% of passing mass in 2mm sieve (grain fraction). Samples are split to obtain 250 to 300g of material and pulverized with at last 85% of material passing in a sieve of 75 microns = 200 mesh. A split of 30g is assayed by Fire Assay and AAS. In case of samples with visible gold a duplicate is collected and the procedure is repeated.

In addition to the laboratories quality control, Brazauro and Eldorado have added their own certified check samples each 10 samples.

Mr. Rodrigo Mello, a qualified person as defined in NI 43-101 and Senior Consultant of Belo Horizonte, Brazil-based NCL Brasil Ltda., has read and approved the technical portions of this release.

Mark E. Jones III Chairman, CEO Brazauro Resources Corporation

For further information, please contact:

Mark Jones, Chairman Ph: 281-579-3400 info@brazauroresources.com www.brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this press release may constitute forward-looking statements under Canadian securities legislation which are not historical facts and are made pursuant to the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon the Company’s reasonable expectations and business plan at the date hereof, which are subject to change depending on economic, political and competitive circumstances and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause a change in such assumptions and the actual outcomes and estimates to be materially different from those estimated or anticipated future results, achievements or position expressed or implied by those forward-looking statements. Risks, uncertainties and other factors that could cause the Company’s plans to change include changes in demand for and price of gold and other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in Brazil; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.